EXHIBIT 99.4
For fiscal years ended December 31, 2006 and December 31, 2005, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

	2006	2005
Audit fees:
Cameco and Canadian joint ventures	$834,000	$389,000
Cameco — securities	—	100,000
Centerra and other subsidiaries	895,200	574,800
Centerra — securities	—	—

	$1,729,200	$1,063,800

Audit — related fees:
Bruce Power Reorganization	$—	$70,000
SOX 404 Scoping Project	90,000	35,000
Translation services	—	10,000
Pensions and other	8,500	7,500
Zircatec — Specified Procedures	50,000	—

	$148,500	$122,500

Tax:
Compliance	$167,500	$160,400
Planning and advice	51,700	36,400

	$219,200	$196,800

All other fees:	—	—

Total	$2,096,900	$1,383,100

     Pre-Approval Policies and Procedures
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service which is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.